DLA Piper Rudnick Gray Cary US LLP 1200 Nineteenth Street, N.W. Washington, D.C. 20036-2412 T 202.861.3900 F 202.223.2085 W www.dlapiper.com

NANCY A. SPANGLER nancy.spangler@dlapiper.com T 703.773.4021 F 703.773.5021

July 20, 2005

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C.  20549-0305

Attn:  Larry Spirgel, Assistant Director

Re:                               Eschelon Telecom, Inc.
Amendment No. 2 to Form S-1
Filed July 7, 2005
File No. 333-124703

Dear Mr. Spirgel:

This letter is submitted on behalf of Eschelon Telecom, Inc. (“Eschelon” or the “Company”) in response to the comments set forth in your letter to Richard A. Smith, President and Chief Executive Officer, dated July 15, 2005, regarding Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-124703).  This letter should be read in conjunction with Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which was filed today with the SEC via EDGAR.  We have previously responded to Comments No. 2 and 11 through 19.

Certain responses set forth below reflect discussions between Eschelon representatives and its independent auditors and legal counsel and representatives of the underwriters and their legal counsel.  However, Eschelon has reviewed and approved all of the responses set forth below.  For your convenience, we have set forth below each of your numbered comments, followed by the response of Eschelon.

Amendment No. 2 to Form S-1

Management’s Discussion and Analysis — Results of Operations, page 37

Three Months Ended March 31, 2005 compared to

Three Months Ended March 31, 2004, page 37

Network Services, page 38

1.                                      Please refer to prior comment 7.  We note that Global Crossing back-billed you for PICC charges in November 2004.  Please tell us why you were not required to accrue a liability under SFAS 5 for the prior 180 days and monthly after November 2004.

Eschelon Response:  In November 2004, Global Crossing billed the Company for approximately two years worth of PICC charges.  Although the Company’s agreement with Global Crossing permitted Global Crossing to back bill the Company for up to 180 days of these charges, Eschelon did not believe the PICC backbilling represented valid charges for two reasons:

1.                                      Under the terms of the contract, Global Crossing was required to bill in a timely manner, which they did not.

2.                                      Eschelon believed that Global Crossing intentionally did not bill for PICC charges earlier in order to keep their rates competitive.  Under the terms of the contract, Eschelon believes that it had the ability to move its telecommunications traffic to alternative carriers if Global Crossing’s pricing was not competitive and Eschelon believes that the PICC backbilling was a retroactive rate increase coming from new management at Global Crossing.

Accordingly, Eschelon did not believe the PICC charges were valid charges and disputed them.  Eschelon followed the standard industry practice of recording costs net of validly disputed charges.

Additionally, as it became clear that the PICC dispute would likely result in lititgation, Eschelon determined that it would be appropriate to reserve for Global Crossing’s October through December 2004 unbilled PICC costs.  Eschelon then negotiated with Global Crossing as to the arrangement going forward and agreed to pay Global Crossing PICC charges from December 2004 forward as long as Global Crossing also paid Eschelon’s corresponding PICC charges.  Global Crossing agreed to this process starting in January 2005.  The parties recently settled the PICC dispute for the periods prior to November 2004.

Eschelon reviewed the accounting treatment for the Global Crossing PICC dispute with both the Company’s audit committee and its outside auditors, Ernst & Young, prior to the completion of its 2004 audit and both concurred that the established reserve was appropriate.

Recent Accounting Pronouncements, page 49

Business, page 51

3.                                      We note your revision in response to prior comment 9.  Please revise the prospectus to clarify the size of your market share, to the extent possible.  The supplemental information you have provided us suggests that you are able to disclose that your market share is about 6% to 15% in the markets in which you operate.  Without quantitative clarification, your statements that you have a “leading position” suggest that your market share is greater than 50%, which does not appear to be the case.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Financial Statements

4.                                      Please tell us if you have any plans to change your capital structure to be effective as of the effective date of this registration statement.  If so, comply with SAB 4(C).

Eschelon Response:  The Company’s board and stockholders have approved a reverse stock split that will be effected upon consummation of the IPO.  The Company has included this disclosure in Amendment No. 3 and has reflected the split retroactively in the financial statements with the corresponding footnote disclosure.

Note 4. Notes Payable, page F-18

5.                                      Please refer to prior comment 7.  It appears to us that you do not meet the condition in Rule 3-10(b)(3) of Regulation S-X for relief from condensed consolidating financial statements required under Rule 3-10(d)(4) of Regulation S-X.  In particular:

•                  Eschelon Operating Company’s Form S-4, File No. 333-122292, discloses that “all present and future, direct and indirect Domestic Restricted Subsidiaries of Parent other the Company,” guarantee the notes.  Rule 3-10(b)(3) states “No other subsidiary of the parent company guarantees the securities.”

•                  Per Exhibit 21.1 of the Form S-4, we further note that ATI is a wholly-owned subsidiary of Eschelon Operating Company and it appears to be an operating company.

Eschelon Response:  The Company has revised the disclosure to include the condensed consolidating financial statements required under Rule 3-10(d)(4) of Regulation S-X.

6.                                      Considering that you referred to “Domestic Restricted Subsidiaries” in Eschelon Operating Company’s Form S-4, tell us who your domestic restricted subsidiaries are and if you have any domestic unrestricted and foreign subsidiaries.  Tell us the nature of the restrictions on domestic restricted subsidiaries.

Eschelon Response:  All of the subsidiaries of Eschelon Operating Company are Domestic Restricted Subsidiaries and there are no domestic unrestricted or foreign subsidiaries. The Domestic Restricted Subsidiaries are subject to the same covenants as Eschelon Operating Company as described in the Form S-4.  Such covenants include restrictions on the ability of the subsidiaries, subject to certain baskets and carve-outs, to, among other things,  incur debt, make dividends or distributions, redeem stock, make investments, enter into affiliate transactions, incur liens and security interests on their assets, consummate asset sales, create restrictions on their ability to pay dividends or make loans to their parent or any other Restricted Subsidiary,  or enter into any business other than certain permitted businesses.

7.                                      Similarly, please update your Business section to describe your organizational structure in greater detail and identify your significant subsidiaries.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

8.                                      Additionally, please provide a list of your subsidiaries in Exhibit 21.1.  We note that the current Exhibit only includes the subsidiaries of Eschelon Operating Company.

Eschelon Response:  The Company has filed Exhibit 21.1 in accordance with the Staff’s comment.

9.                                      Please revise your disclosure on page F-19 to delete Eschelon Operating Company from the statement which currently reads as follows: “The Company, Eschelon Operating Company and all of the subsidiaries have guaranteed the notes ...”

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Note 8.  Capital Stock, page F-24

10.                               Please refer to prior comment 14.  In your Management’s Discussion and Analysis, please discuss the significant factors, assumptions and methodologies used in determining the fair value of the preferred stock.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Note 8.  Restricted Common Stock, page F-27

20.                               Please refer to prior comment 19.  Please revise to state, if true, that compensation expense was recognized over its vesting period.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Note 10.  Subsequent Events (unaudited), page F-28

21.                               Please tell us how you accounted for the settlement, including the credit of $564,000 over the next six months.

Eschelon Response:  The Company has accounted for the settlement with Global Crossing as follows:

•                  The $5.0 million payment will be reflected as a $4.7 million increase to cost of revenue and a $0.3 million reduction to accrued telecommunications costs in the second quarter of 2005. The Company accrued 50% (or $0.3 million) of the 180-day back-billing in previous periods (net of the amounts not paid by Global Crossing) and reversing the liability with the settlement.

•                  The $0.6 million credit to be received from Global Crossing will be accounted for as a reduction to accounts receivable over the next six months. The $0.6 million was previously billed to Global Crossing, but payment was not received. The credits will be received equally in each of the next six months.

*  *  *  *  *

Further comments or requests for information should be directed to the undersigned at 703-773-4021.  Thank you for your attention to this matter.

Sincerely,
DLA PIPER RUDNICK GRAY CARY US LLP

/s/ Nancy A. Spangler
Nancy A. Spangler

cc:     Richard A. Smith
          Edwin M. Martin, Jr., Esq.